Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Below are the only active wholly-owned subsidiaries of the registrant and its jurisdiction of organization.

Doing Business As	State of Incorporation
Dunkirk Specialty Steel, LLC	Delaware
USAP Holdings, Inc.	Delaware
North Jackson Specialty Steel, LLC	Delaware